# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blaize Holdings, Inc., CIK 0001871638
CUSIP: 092915107
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762
Date of event which requires filing of this statement: 05/02/2025
Filed by CIK 0002048309
Persons authorized to receive notices and communications: Dinakar Munagala, c/o Blaize Holdings, Inc., 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762, (916) 347-0050

## Reporting persons
- Dinakar Munagala (CIK 0002048309): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,724,735; shared voting power 0; sole dispositive power 5,724,735; shared dispositive power 0; aggregate amount beneficially owned 5,724,735 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Blaize Holdings, Inc.
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common stock, par value $0.0001 per share (the "Common Stock"), of Blaize Holdings, Inc. a Delaware corporation (the "Issuer"), whose principal executive office is located at 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, CA 95762.

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is filed by Dinakar Munagala (the "Reporting Person").
Residence or business address: The Reporting Person's address is c/o Blaize Holdings, Inc., 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, CA 95762.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were received as part of the Issuer's Business Combination (as defined below), in connection with that certain Agreement and Plan of Merger, dated as of December 22, 2023 and amended on April 22, 2024, October 24, 2024 and November 21, 2024 (the "Merger Agreement"), by and between the Issuer (formerly BurTech Acquisition Corp.), BurTech Merger Sub Inc., Blaize, Inc. ("Legacy Blaize") and for the limited purposes set forth therein, Burkhan Capital LLC. The Business Combination closed on January 13, 2025 (the "Closing Date"). In addition, the Reporting Person has acquired beneficial ownership of shares of Common Stock as a result of the vesting of equity awards granted to the Reporting Person in consideration for his service as Chief Executive Officer and a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Business Combination

On the Closing Date, pursuant to the Merger Agreement, BurTech Merger Sub Inc. was merged with and into Legacy Blaize, with Legacy Blaize surviving the merger as a wholly owned subsidiary of the Issuer (the "Business Combination").

As a result of the Business Combination, each share of Legacy Blaize preferred stock and common stock was converted into the right to receive approximately 0.78 shares of Common Stock. Certain securities of Legacy Blaize were automatically converted into the right to receive stock options of the Issuer as set forth in the Merger Agreement.

Additionally, certain equity holders, including the Reporting Person, received earn-out shares, each of which represents a contingent right to receive one share of Common Stock if the trading price of the Issuer's Common Stock exceeds certain thresholds as set forth in the Merger Agreement.

Lock-Up Agreement

In connection with the Business Combination, the Issuer entered into lock-up agreements (the "Lock-up Agreement") with certain investors of the Issuer, including the Reporting Person, in each case, restricting the transfer of Common Stock and any shares of Issuer Common Stock issuable upon the exercise or settlement, as applicable, of options to purchase the Issuer's Common Stock or RSUs held by it immediately after the effective time of the Business Combination from and after the Closing Date. The restrictions under the Lock-up Agreement began at the Closing Date and end on the date that is 180 days after the Closing Date, subject to early release provisions as set forth in the Lock-up Agreement.

Registration Rights Agreement

On the Closing Date, the Issuer and certain investors of the Issuer, including the Reporting Person, entered into an amended registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to register for resale certain shares of the Issuer's Common Stock and other equity securities of the Issuer. Additionally, the Registration Rights Agreement provides for customary "demand" and "piggyback" registration rights for certain stockholders.

The foregoing description of the Lock-Up Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, which are attached as exhibits to this Schedule 13D and incorporated herein by reference

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Lock-Up Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, including in his capacity as Chief Executive Officer and a director of the Issuer, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

The securities reported herein include (i) 553,422 shares of Common Stock and (ii) 5,171,313 shares of Common Stock underlying Stock Options which are vested or are expected to vest within 60 days of the date of this filing.

The ownership percentage set forth herein is based on 101,682,422 shares of Common Stock outstanding as of the date of this filing.

The information herein excludes 1,371,303 earn-out shares held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4 above, during the past 60 days, the Reporting Person has not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Registration Rights Agreement and Lock-up Agreement and are incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Amended and Restated Registration Rights Agreement, dated as of January 13, 2025, by and among the Issuer, certain stockholders of the Issuer named therein and certain stockholders of Legacy Blaize named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2025).

Exhibit 2: Lock-Up Agreement, dated as of January 13, 2025, by and among the Issuer and certain stockholders of Legacy Blaize named therein (incorporated by reference to Exhibit 10.12 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2025).

## Signatures
- Dinakar Munagala: /s/ Dinakar Munagala, Dinakar Munagala (07/11/2025)